Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

News Release
20 S. Wacker Drive, Chicago, IL 60606 www.cme.com
Media Contacts Anita Liskey, 312.466.4613 Allan Schoenberg, 312.930.8189 news@cme.com Investor Contact John Peschier, 312.930.8491 CME-G

FOR IMMEDIATE RELEASE

Chicago Mercantile Exchange Holdings Inc. Distributes Letter to CBOT Shareholders

CHICAGO, June 22, 2007 – Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME) today sent the following letter to shareholders and members of the Chicago Board of Trade (NYSE: BTO):

June 22, 2007

THE CBOT/CME MERGER PROVIDES SIGNIFICANTLY MORE VALUE AND IMMEDIATE GROWTH OPPORTUNITIES WITH THE LOWEST RISK

Dear CBOT Shareholders,

In connection with the Special Meeting on July 9, 2007, you are being asked to cast the most important vote in the CBOT’s 159-year history. We believe the choice is clear and you should vote FOR the CME/CBOT Merger.

Long-Term Potential: Our merger will create the world’s largest and most valuable exchange, best positioned to compete and thrive in today’s globally competitive environment.

•

Together, we would trade more than 10 million contracts a day, compared to only 7.3 million contracts at Eurex and 3.5 million contracts per day at Euronext.liffe. CME and CBOT together would be largest derivatives exchange in the world. ICE, which is the number #2 player in energy markets, only trades 700,000 contracts per day and does not materially enhance CBOT’s position.

•	CBOT/CME would be a major player in every major asset class, from interest rates, equities, foreign exchange, agricultural commodities, energy and metals.

•

A combined market capitalization of approximately $30 billion and a strong balance sheet will position shareholders to benefit from further consolidation through mergers and acquisitions, joint ventures, partnerships and transaction processing opportunities.

Growth: Our merger combines the broadest array of successful liquid benchmark products with the strongest global distribution network, trading platforms and clearing capabilities in the industry. These advantages position us to capture immediate and long-term growth opportunities.

•	The revenues of our combined company would be the most diversified of any exchange in the world.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

•

We believe we can extract more revenue synergies from our complementary products through cross-selling opportunities, new product development and functionality enhancement across our joint product lines.

•

Our combined company will be better positioned to enter the far larger and faster growing OTC markets through initiatives like FXMarketSpace™ and SwapStream™, which provide entry into the $2 trillion per day FX market and the $1 trillion per day interest rate swaps market.

Member Benefits: Our merger provides superior economic benefits to member shareholders.

•	Our Exercise Rights guarantee provides far greater flexibility and upside potential for ERP Holders who want full and equal treatment.

•	Our core rights protections ensure our continued commitment to providing choice between electronic and open outcry trading.

•	We have a long-standing pricing strategy of providing the lowest trading fees for member liquidity providers, with discounts that significantly exceed anything offered by ICE.

•	Our trading floor and trading platform consolidations will save member firms and large direct access customers at least $70 million per year in costs.

Integration: Our size and scale allows us to seamlessly integrate our businesses with minimal risks and no distractions from new growth opportunities.

•	CME has integrated clearing and trade matching for the second and third largest futures exchanges in the U.S., respectively, within months and without disruption – facilitating immediate growth.

•	CME and CBOT have completed 7 months of detailed integration planning and are ready to integrate immediately upon closing.

More Flexible Liquidity: Our cash dividend, ERP guarantee and fixed price tender offer will provide more flexible opportunities for liquidity without compromising the total value of ownership.

•	Our merger agreement provides immediate liquidity for all CBOT members and shareholders as a result of our pre-closing cash dividend of $9.14 per share (or $250,000 for a Full Member shareholder).

•

ERP Holders of a B-1 membership and one or more ERPs as of May 29th who do not wish to wish to continue litigating can transfer their ERP to the combined company within 45 days of closing and receive an additional payment of $250,000.

Our merger agreement provides you with a valuable and more stable currency, larger and more realizable growth opportunities, significant member benefits and low integration risks or distractions. Additionally, with regulatory clearance behind us, there are no material third-party conditions to the completion of our merger other than shareholder and member approvals.

In contrast, ICE is asking you to reject a compelling merger opportunity when it has been rejected twice by your Board of Directors and management as an inferior offer. ICE is asking CBOT members and shareholders to assume the significant operational risks and potential value destruction associated with its proposal. It is asking you to jettison your board’s strategy and your opportunity to benefit in a CBOT/CME combination in the hope that it will complete a merger with you. ICE is asking you to give up control and governance of the institution CBOT members built without proportionate representation. ICE is asking you to ignore the competitive realities in today’s marketplace by focusing on a lengthy and risky integration, while giving others the opportunity to erode the value of your franchise.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

As members and shareholders of CBOT Holdings you are sophisticated market participants. You understand risk. The choice is clear: vote “YES” the CBOT/CME combination.

Sincerely,

Forward-Looking Statements

This document may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder and member approvals; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q of CME and CBOT Holdings for their fiscal years ended December 31, 2006 and their quarters ended March 31, 2007. Said documents are available online at http://www.sec.gov or on request from CME or CBOT Holdings, respectively. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, neither CME nor CBOT Holdings undertakes any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME) became the first publicly traded U.S. financial exchange on Dec. 6, 2002. The company was added to the Russell 1000® Index on July 1, 2003, and to the S&P 500® Index on Aug. 10, 2006. It is the parent company of Chicago Mercantile Exchange Inc. (www.cme.com), the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex® electronic trading platform and on its trading floors. CME offers futures and options on futures in these product areas: interest rates, stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME).

Further information about Chicago Mercantile Exchange Holdings Inc. and Chicago Mercantile Exchange Inc. is available on the CME Web site at www.cme.com.

# # #